

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 28, 2017

Sean Folkson
President and Chief Executive Officer
NightFood Holdings, Inc.
500 White Plains Road, Suite 520
Tarrytown, NY 10591

> **Re:** **NightFood Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 15, 2017**
> **File No. 333-216709**

Dear Mr. Folkson:

We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note that your registration statement relates to the resale of common stock issuable under an equity purchase agreement that was entered into with Black Forest Capital, LLC. However, it appears that your common stock is quoted on the OTC Pink marketplace. We believe that the resale offering of shares to be issued under an equity line transaction is not available where there is not an active public market for the shares. It is the staff's position that stock quotations on the OTC Pink marketplace do not constitute a sufficient public market. We further note your risk factor disclosures on page 7 regarding the lack of liquidity of your shares on the OTC Pink marketplace. As you cannot register the transaction in its current form, please withdraw this registration statement. You may refile at a later time the resale of the equity line securities after each put. For guidance, please refer to the Division's Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.13, which you may find on our

website at, http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. For additional guidance on equity line transactions, please refer to the Division's Compliance and Disclosure Interpretations, Securities Act Sections, Questions 139.12, 139.14 – 139.22.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, me at 202-551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Frank J. Hariton, Esq.